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                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: July 29, 2004

For More Information Contact:

              Michael Serruya, Co-Chairman

              CoolBrands International Inc.

              Email Address: mserruya@coolbrandsinc.com

              Telephone: (905) 479-8762

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                             COOLBRANDS ANNOUNCEMENT

CoolBrands International Inc. (TSX: COB.A) announced today further information regarding the cancellation of the license agreement with Weight Watchers International announced on July 28, 2004.

CoolBrands current Weight Watchers Smart Ones business is expected to contribute approximately 16% of its revenues and 32% of its net earnings in fiscal 2004. Weight Watchers Smart Ones is the Company's strongest single product line. CoolBrands had expected these percentages to moderate in 2005, due to the fact that this business line is mature and should be expected to grow in mid-single-digit rates, while significant new revenue sources such as Yoplait Breakfast Novelties and Dogsters should be expected to contribute to higher levels of overall revenue growth for the Company. For fiscal 2005, prior to the impact of the license termination, CoolBrands estimated Weight Watchers Smart Ones Revenues would form 14% of revenues and 28% of net earnings.

CoolBrands will continue to sell its current line during the remainder of fiscal 2004 and all of fiscal 2005, and is not likely to face significant risk of competition from the new competing Weight Watchers line until the next reset season during the third quarter of fiscal 2005. CoolBrands does not expect that a material impact will be felt on revenues or earnings before the time when the Company implements the previously announced new branding solution in 2006 for its "better for you" frozen desserts. At that point, assuming conservatively that the Company will lose 35% of this business, the impact of that loss would translate to a 4% decline in the Company's revenues and a 10% decline in earnings.

                         About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new




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Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream.
CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.